TriplePoint Venture Growth BDC Corp.
2755 Sand Hill Road, Suite 150

Menlo Park, California 94025

March 3, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Mary A. Cole, Esq.

Sheila Stout, Senior Staff Accountant.

Re:                             Request for Acceleration of Effectiveness

TriplePoint Venture Growth BDC Corp.

Registration Statement on Form N-2

(File No. 333-191871)

Dear Ms. Cole and Ms. Stout:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), TriplePoint Venture Growth BDC Corp. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form N-2 (as amended through the date hereof) filed under the Securities Act be accelerated to 5:00 p.m., New York City time, on March 5, 2014, or as soon thereafter as practicable.  The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The disclosure in the filing is the responsibility of the Company.  The Company represents to the Securities and Exchange Commission (the “SEC”) that should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  The Company further acknowledges, that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

[Signature Page Follows]

Very truly yours,

TriplePoint Venture Growth BDC Corp.

By:	/s/ Sajal K. Srivastava
	Name:	Sajal K. Srivastava
	Title:	Chief Investment Officer and President

[Request for Acceleration]

March 3, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mary Cole

Re:                             TriplePoint Venture Growth BDC Corp.
Registration Statement on Form N-2 (File No. 333-191871)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form N-2 (File No. 333-191871) (the “Registration Statement”), we hereby advise you that between February 24, 2014 and February 28, 2014 approximately 6,004 copies of the preliminary prospectus dated February 24, 2014 (the “Preliminary Prospectus”) were distributed to prospective underwriters, institutional investors and retail investors.

The foregoing information with respect to the distribution of the Preliminary Prospectus is furnished pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the request for acceleration of the effective date of the Registration Statement.

We have delivered or will deliver, and have been informed by participating underwriters that they have delivered or will deliver, not less than 48 hours prior to the time they expect to mail confirmations of sale, a preliminary prospectus complying with Rule 430 under the Securities Act.  We have complied and will continue to comply, and have further been informed by participating underwriters that they have complied and will continue to comply, with the other requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 under the Securities Act, each of the undersigned, as a representative of the prospective underwriters of the above captioned securities, hereby joins in the request of TriplePoint Venture Growth BDC Corp. that the effective date of the Registration Statement be accelerated to 5:00 p.m. Eastern Standard Time on March 5, 2014, or as soon thereafter as practicable.

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Sincerely,

Morgan Stanley & Co. LLC

By:	/s/ Morgan Stanley & Co. LLC
(Morgan Stanley & Co. LLC)

Wells Fargo Securities, LLC

By:	/s/ Wells Fargo Securities, LLC
(Wells Fargo Securities, LLC)